[redacted]

SEC 11016233 IISSION

* pb 3/11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2011
Washington, DC
110

SEC FILE NUMBER
8-68489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SES CAPITAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 SOUTH STREET, UNIT 202
(No. and Street)

MORRISTOWN	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MASSENGILL 973-540-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICHE ENDE MALTER & CO. LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY, 15TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk

OATH OR AFFIRMATION

I, ROBERT MASSENGILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SES CAPITAL ADVISORS, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert E. Massengill

Signature

PRESIDENT

Title

LINDA KLUSKA
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES AUGUST 6, 2013

Linda Kluska

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SES CAPITAL ADVISORS, INC.

Table of Contents
December 31, 2010

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
SES Capital Advisors, Inc.

We have audited the accompanying statement of financial condition of SES Capital Advisors, Inc., (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SES Capital Advisors, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 17, 2011

SES CAPITAL ADVISORS, INC.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 36,270
Accounts receivable	27,876
Other assets	4,184
	$ 68,330
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,633
Due to affiliate	30,750
	33,383
Stockholder's Equity	
Common stock - $.01 par value - 100 shares authorized, issued, and outstanding	1
Additional paid-in capital	80,099
Accumulated deficit	(45,153)
	34,947
	$ 68,330

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

SES Capital Advisors, Inc. (the "Company") was incorporated on December 18, 2009 under the laws of the State of New Jersey.

The Company is registered with the Securities and Exchange Commission ("SEC") as a limited broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a placement agent or finder with respect to private placements of debt securities and provides mergers and acquisitions services. The Company operates under the exemptive provision under Rule 15c3-3 (k)(2)(i) "Special Account for the Exclusive Benefit of customers" maintained.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - Cash and cash equivalents consist of highly liquid investments, with original maturities of three months or less, that are not held for sale in the ordinary course of business.

b. ***Revenue Recognition*** - Revenue from consulting fees are recognized in the period in which the service is provided.

c. ***Fair Value of Financial Instruments*** - For certain financial instruments, including accounts receivable, accounts payable and accrued expense, the carrying amounts approximate fair value due to their relatively short maturities.

d. ***Accounts Receivable*** - Accounts receivable are recorded at their estimated realizable value, after reduction for an allowance for estimated uncollectible accounts. The allowance for uncollectible accounts is determined primarily through specific identification and evaluation of significant past due accounts supplemented by an estimate applied to the remaining balance of past due accounts, which is based on historical experience. Accounts are deemed due when payment has not been received within the stated time period. The Company reviews individual past due amounts periodically and writes-off amounts for which all collection efforts are deemed to have been exhausted.

e. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New Jersey corporate tax purposes, and as such, the stockholder is individually liable for federal and New Jersey income taxes. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company adopted FASB pronouncement ASC 740, Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The adoption of that guidance had no effect on the Company's financial position and results of operations.

Continued

The Company did not have any material unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. ***Advertising Costs*** - The Company expenses advertising costs as incurred.

3 - Related Party Transactions

The Company has an agreement with SES Advisors, Inc. ("SES"), the Company's sole shareholder, to share certain expenses such as rent, utilities, payroll, and other office expenses. Total expenses allocated to the Company for the year ended December 31, 2010 were $97,698. The Company had $30,750 due to its affiliate as of December 31, 2010.

4 - Significant Customers and Concentration of Credit Risk

One customer comprised 100% of the Company's revenues for the year ended December 31, 2010 and 100% of the Company's accounts receivable balance at December 31, 2010. Revenues were earned through the performance of certain services under a single contract.

The Company maintains cash balances at financial institutions. Cash in banks are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2010, the Company did not maintain balances in excess of insured limits.

5 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt to equity ratios, as defined. At December 31, 2010, the Company had net capital, as defined, of $30,763, which was $25,763 in excess of its required net capital of $5,000 and the Company's net capital ratio was 1.09 to 1.

6 - SIPC Assessment Reconciliation

The Company is exempt from the provisions of Rule 17a-5(e)(4) of the Securities and Exchange Commission as of December 31, 2010 based on SIPC-7 instructions which indicate, on paragraph F, that Securities and Exchange Rule 17a-5(e)(4) requires only those who are not exempted from the audit requirement of the rule AND whose gross revenues are in excess of $500,000 to file supplemental independent public accountants report covering SIPC-7. The Company revenues are less than $500,000.